Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 29, 2010, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Three Class I Directors (Charles L. Carroll, Leon M. Pollack, and Robert M. Solmson), each to serve for a three-year term expiring at the 2013 Annual Meeting and or until his successor is duly elected and qualified.

Director		    For		Withhold Authority
Charles L. Carroll 	5,801,651 	453,314
Leon M. Pollack 	5,806,895 	448,070
Robert M. Solmson 	5,805,372 	449,592